
13031057

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8- 50167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEONARD SECURITIES, INC

OFFICIAL USE ONLY
43176
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1900 N W EXPRESSWAY, SUITE 1450
(No. and Street)

OKLAHOMA CITY (City) OK (State) 73118-1812 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CINDY EDGIN 405-879-0166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DUVALL AND FORD, PLLC, CPAs
(Name – *if individual, state last, first, middle name*)

506 N CHURCH STREET (Address) ATKINS (City) AR (State) 72823 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT L. SAVAGE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEONARD SECURITIES, INC., as of DECEMBER 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public


NOTARY
SEAL
PUBLIC
CINDY EDGIN
Notary Public in and for the
State of Oklahoma
Commission #01019776
My Commission expires 12/19/2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) ~~Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEPENDENT AUDITOR'S REPORT

Board of Directors
LEONARD SECURITIES, INC.
Oklahoma City, Oklahoma

We have audited the accompanying statements of financial condition of **Leonard Securities, Inc.** (an S corporation) as of December 31, 2012 and 2011, and the related statements of income and comprehensive income, changes in stockholder's equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Leonard Securities, Inc.** as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.



DUVALL & FORD, PLLC
Certified Public Accountants
Atkins, AR 72823
February 4, 2013

LEONARD SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2012 AND 2011

		2012		2011
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	85,868	$	90,753
Restricted cash deposit - clearing organization - Note 3		60,000		60,000
Securities-owned - Note 6		9,996		9,804
Prepaid expenses		1,532		991
Other receivable		72,593		70,936
Total current assets	$	229,989	$	232,484
PROPERTY AND EQUIPMENT, NET - Note 4		15,541		24,770
NONCURRENT ASSETS				
Security deposits		3,384		3,384
Total Assets	$	248,914	$	260,638

LIABILITIES AND STOCKHOLDER'S EQUITY

		2012		2011
CURRENT LIABILITIES				
Accounts payable	$	9,319	$	16,217
Accrued liabilities		60,240		62,885
Total current liabilities		69,559		79,102
STOCKHOLDER'S EQUITY				
Common stock, $1.00 par value, authorized 50,000 shares, issued and outstanding 1096 shares		1,096		1,096
Additional paid-in capital		206,104		206,104
Retained earnings		(34,541)		(32,168)
Accumulated other comprehensive income		6,696		6,504
Total stockholders' equity		179,355		181,536
Total Liabilities and Stockholders' Equity	$	248,914	$	260,638

See accompanying notes to financial statements